Exhibit 99.1

LATAM group domestic operations to exceed pre-pandemic levels

●	With the exception of Chile, the affiliates in Brazil, Colombia, Ecuador and Peru would exceed the operation registered in the same period in 2019.

●	For the month, LATAM is projected to operate 85% versus January 2019, considering international and domestic markets.

Santiago (Chile), January 12, 2023 - LATAM group projects a passenger operation of 85% for January (measured in available seat kilometers - ASK) compared to the same period in 2019. The group expects to operate approximately 1,409 domestic and international daily flights during the month, connecting 144 destinations in 22 countries. In terms of cargo, the group has more than 1,590 flights scheduled.

At the group level, domestic operation data for January (Brazil, Colombia, Ecuador and Peru) exceeds the levels of the same period in 2019, with the exception of Chile whose recovery has been slower compared to the rest of the markets. In the case of cargo, the positive trend continues and accumulates a sixth consecutive month with a capacity projection above pre-pandemic data.

In December 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 80.0% compared to the same period in 2019, based on an operation measured in ASK (available seat-kilometers) of 85.2% compared to December 2019. This implied that the load factor decreased 5.1 percentage points, reaching 78.4%.

In cargo, the load factor was 54.7%, which corresponds to a decrease of 2.6 percentage points compared to December 2019.

LATAM Group Operational Estimate – January 2023

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil	●	94% projected operation (versus January 2019). Reference December 2022 projection: 92%
		o	120% domestic and 71% international
	●	Total destinations in January: 54 domestic and 21 international.

Chile	●	73% projected operation (versus January 2019). Reference December 2022 projection: 80%
		o	74% domestic and 73% international
	●	Total destinations in January: 17 domestic and 27 international.

Colombia	●	113% projected operation (versus January 2019). Reference December 2022 projection: 113%
		o	130% domestic and 97% international
	●	Total destinations January: 17 domestic and 5 international.

Ecuador	●	75% projected operation (versus January 2019). Reference December 2022 projection: 73%
		o	143% domestic and 56% international
	●	Total destinations in January: 8 domestic and 4 international.

Peru	●	85% projected operation (versus January 2019). Reference December 2022 projection: 83%
		o	122% domestic and 75% international
	●	Total destinations in January: 19 domestic and 27 international.

Cargo	●	111% projected operation (versus January 2019). Reference December 2022 projection: 116%
		o	94% domestic and 81% international belly*
		o	192% dedicated freighter

*	Belly: merchandise transported in the cargo hold (lower deck) of the aircraft.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

Operational Estimate by Segment vs. 2019 – January 2023

(Measured in ASK)

Domestic Spanish-speaking countries	83%
Domestic Brazil	120%
International	71%
Consolidated Total	85%

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

December 2022 Traffic Report

	December				December			Year to Date				Year to Date
LATAM AIRLINES OPERATIONS	2022	2021	% Change		2019	% Change		2022	2021	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,794	7,560	16.3%		10,992	-20.0%		92,588	50,317	84.0%		124,521	-25.6%
DOMESTIC SSC (1)	1,628	1,668	-2.4%		1,970	-17.4%		18,943	13,360	41.8%		22,093	-14.3%
DOMESTIC BRAZIL (2)	2,993	3,067	-2.4%		3,438	-12.9%		32,505	23,456	38.6%		33,363	-2.6%
INTERNATIONAL (3)	4,174	2,825	47.8%		5,585	-25.3%		41,140	13,500	204.7%		69,066	-40.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,215	9,220	21.6%		13,157	-14.8%		113,852	67,636	68.3%		149,120	-23.7%
DOMESTIC SSC (1)	2,006	2,214	-9.4%		2,485	-19.3%		23,385	17,848	31.0%		27,337	-14.5%
DOMESTIC BRAZIL (2)	3,891	3,701	5.1%		3,986	-2.4%		40,892	29,327	39.4%		40,442	1.1%
INTERNATIONAL (3)	5,318	3,305	60.9%		6,686	-20.5%		49,576	20,461	142.3%		81,341	-39.1%

PASSENGER LOAD FACTOR
SYSTEM	78.4%	82.0%	-3.6	pp	83.5%	-5.1	pp	81.3%	74.4%	6.9	pp	83.5%	-2.2	pp
DOMESTIC SSC (1)	81.2%	75.3%	5.8	pp	79.3%	1.9	pp	81.0%	74.9%	6.2	pp	80.8%	0.2	pp
DOMESTIC BRAZIL (2)	76.9%	82.9%	-6.0	pp	86.2%	-9.3	pp	79.5%	80.0%	-0.5	pp	82.5%	-3.0	pp
INTERNATIONAL (3)	78.5%	85.5%	-7.0	pp	83.5%	-5.0	pp	83.0%	66.0%	17.0	pp	84.9%	-1.9	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,749	5,385	6.8%		6,870	-16.3%		62,467	40,195	55.4%		74,189	-15.8%
DOMESTIC SSC (1)	2,187	2,182	0.2%		2,395	-8.7%		25,288	17,513	44.4%		26,619	-5.0%
DOMESTIC BRAZIL (2)	2,641	2,639	0.1%		3,191	-17.3%		28,573	19,830	44.1%		31,384	-9.0%
INTERNATIONAL (3)	921	564	63.2%		1,284	-28.3%		8,607	2,852	201.8%		16,186	-46.8%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	328	260	26.2%		305	7.6%		3,532	2,996	17.9%		3,526	0.2%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	600	429	39.9%		533	12.7%		6,256	4,712	32.8%		6,357	-1.6%

CARGO LOAD FACTOR
SYSTEM	54.7%	60.6%	-6.0	pp	57.2%	-2.6	pp	56.5%	63.6%	-7.1	pp	55.5%	1.0	pp

Note: While Argentina’s domestic operations are considered in the 2019 operational statistics above, LATAM announced the indefinite cessation of its domestic passenger and cargo operations in Argentina on June 17, 2020.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 16 freighters, wich will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net